INVEST IN **GODDESS MOUSSE**

Indulgent vegan desserts that satisfy sweet cravings and nourish wellbeing



Goddess Mousse
Net Wt. 4.4 oz (125 g)
PROTEIN

goddessmousse.com   Portland, OR









Highlights

1. First company to create scalable shelf life in fresh desserts with cold pasteurization*
2. First tofu mousse brand to market, differentiating with non-dairy creaminess and complete protein*
3. In a selection pool that competed with dairy, we won Startup CPG's Shelfie Award for best dessert
4. In 2023, we doubled our revenues and tripled our retail velocities
5. Products sold at Market of Choice, Zupan's, and New Seasons in the Pacific Northwest
6. We are raising to commercialize our co-manufacturing, allowing us to enter retail markets nationwide
7. 50%+ gross margins and path to profitability in 2026 (not guaranteed)
8. Disrupting an $8.8B refrigerated desserts market

Featured Investors

Jeff Levin
Syndicate Lead
Follow
Invested $25,000

"Goddess Mousse founder, Kellan Navarre, is a dynamo. She has a clear vision of the future of her product and her brand and has worked diligently to get her mousse in high end local & organic food stores. The mousses come in several different flavors, all of which are dense, decadent and delicious.

I am investing in the founder and the product and would like to see Goddess Mousse available nationwide.

My wife & I first heard about Kellan from Lewis & Clark alumni and purchased Goddess Mousse at a local market. Since then we have consistently sought out Goddess Mousse whenever we get to the Portland area. We were thrilled when her website offered shipping so that we could purchase gifts for family, and ourselves.

Kellan is the real deal - she has a good plan on how to grow the business and has executed well to date. Her drive and ability to focus are apparent when you speak with her. She has learned a great deal about the science and process behind this product along with its packaging and supply chain. She listens carefully to questions and gives honest answers. These are the hallmarks of a good founder and leader."

 **Shaula Massena**   Follow

"That mousse is delicious, and I'd like to see it distributed to Seattle!"

See more investor reviews

Our Team



Kellan Navarre   Founder & CEO

Kellan turned her college classroom idea into a local best seller at farmers markets and grocery stores, growing organically with methodical diligence. Her passion for product quality fuels innovation, customer loyalty, and repeat sales.



Jennifer Barney   Principal Business Advisor

Jennifer founded Barney Butter, the almond butter brand. As CEO, she grew the company nationally in natural and conventional retail. After exit, Jennifer led Innovation at a category leading CPG. She now serves on advisory boards to emerging brands.



Michael Rubin   Co-Manufacturing Partner, Sales & Operations Advisor

Michael leads sales at Toby's Family Foods, one of the first companies to acquire HPP manufacturing. Over the course of his tenure, Michael has grown the brand nationally with a cult-like following.

✨Join our mission to revolutionize the dessert experience, from an occasional, guilty treat, to an everyday nutrient-dense indulgence.✨

I've always loved desserts. They are sweet, nostalgic, and make life's moments feel special.

From an early age, I became interested in optimizing my health through

From an early age, I became interested in optimizing my health through nutrition. At the age of 13, I removed animal products from my diet, sparking a quest to perfect vegan treats that were indistinguishable from dairy. Friends and family from my small rural town fell in love!

In college, I realized that convenient, nutritious, and uncompromisingly indulgent desserts were missing from grocery store shelves. Inspiration struck that I could solve this problem!

With grants and mentorship from **Lewis & Clark College's Bates Center for Entrepreneurship**, I launched Goddess Mousse at farmers markets in the Portland-Vancouver Metropolitan region.

✨I couldn't find good tasting desserts that were nutritious and indulgent, so I created Goddess Mousse!



Indulgent desserts that nourish wellbeing.



Good tasting desserts are bad for you.
Healthy desserts don't taste good.

Consumers want indulgence and wellness.

+91%	+7%	+16%
Naturally Sweetened Product Sales	Guilt-Free Desserts CAGR '20-'28	Source of Protein in Bakery Sales

(IndustryArc, 2023), (Nielson, 2022), (IRI, 2018), (Market Research Future, 2023)

Delicious desserts contain refined sugars, heavy creams, and ultra-processed ingredients that don't leave us feeling our best. Healthy desserts sacrifice flavor.

We believe in the best of both worlds!



We are transforming
the dessert experience

from an occasional, guilty treat
to an everyday nutrient-dense



to an everyday nutrient-dense
indulgence.

🏆 In a selection pool that competed with
dairy, we won Startup CPG's Shelfie Award for
Best Dessert!





🌱 Tofu is our magical ingredient for
creaminess and complete plant protein.



🎉 We are the first tofu mousse CPG brand to

market!*

- Tofu provides creamy texture akin to dairy.
- Non-GMO soybeans sourced from Ota Tofu in SE Portland. Organic soy in 2024.
- Complete plant protein satiates sweet cravings and helps minimize blood sugar spikes.
- Rich flavors built from fair trade cacao, nuts, fruits, and pure plant extracts.
- Naturally sweetened with pure maple syrup.


Espresso Chocolate Mousse
Goddess Mousse
Peanut Butter Chocolate Mousse
Goddess Mousse

🌅Our vision is for the Goddess brand to disrupt and lead the refrigerated desserts category.

We craft luxurious flavor that wins beyond the health conscious consumer, captivating the tastebuds of the average American dessert enthusiast.

💫Refrigerated desserts are an $8.8 billion growing category primed for disruption.


MARKET SIZE & ADDRESSABLE MARKET
Vegan Desserts 2023
$3.2B*
*$6.7B by 2033
U.S. Refrigerated Dairy Desserts* 2025
$8.8B
CAGR 6.1% '20-'25
*excluding alt dairy
SS&RF Puddings & Gelatin Desserts
NPI
$189mm
↑24%
MULO
$843.8mm
↑8.2%
(SPINS, 2022), (IRI, 2020), (IndustryARC, 2022), (Future Market Insights, 2023)

Vegan desserts are $3.2 billion and projected to double over the next decade.

Our entry to the market is within single-serve spoonable fresh desserts.

Kozy Shack dominates 90% of the Natural Products Index (NPI) for Single Serve and Refrigerated Puddings & Gelatin Desserts (SS&RF). Challenger brands such as Petit Pot own 3% market share and are growing 200%.

Plant-based puddings on the market don't compete on taste or texture, while outdated and unhealthy category leaders contain artificial additives

outdated and unhealthy category leaders contain artificial additives.

REFRIGERATED PUDDINGS COMPETITIVE SET

	Goddess Mousse	Petit Pot	Bon Devil	almond milk	Kozy Shack	Jell-O
Vegan	✓	✓	✓	✓	✗	✗
Complete Protein	✓	✗	✗	✗	✗	✗
No Refined Sugar	✓	✗	✗	✗	✗	✗
No Oil	✓	✓	✓	✗	✓	✗
No Stabilizers	✓	✗	✗	✗	✗	✗
HPP	✓	✗	✗	✗	✗	✗

🍨We're elevating the nostalgic pudding snack experience with premium quality and functional nourishment.



2024 CLAIMS & CERTIFICATIONS
FAIR TRADE CERTIFIED COCOA
COLD PRESSURE COUNCIL
CERTIFIED VEGAN VEGAN.ORG
WOMEN OWNED
NON GMO Project
Orange Hazelnut Chocolate Mousse
Goddess Mousse
"Captiva's EcoClear additive significantly improves generation of clean energy & the return of plastic materials to the natural carbon cycle in a landfill environment."

💧We are solving for shelf life in fresh desserts.

Up until now, the barrier to scale fresh bakery products without harmful preservatives has been shelf life. Distribution requires costly frozen storage and risks spoilage.

HPP naturally extends our product's refrigerated shelf life to 50 days while retaining freshly-made flavor.



HIGH PRESSURE CERTIFIED
Brand protection against recalls
Control of pathogens and spoilage
Minimal processing of food without heat
Preserve quality of fresh food
Open opportunities to new markets
Natural appeal without additives

Cold pasteurization allows us to scale nationally with biodegradable PET packaging that decomposes in the landfill within 5-7 years.

HPP is how fresh, nutrient-dense brands such as Suja Juice, MUSH Overnight Oats, and Hope Hummus have scaled national retail.

💎Our plan is to become a nationally leading dessert brand across a platform of indulgent, nutritious, and ethically sourced innovation.

🌎We are scaling with biodegradable packaging that returns to the earth after consumption.



Note: future projections are not guaranteed.

📈We're growing the right way:

- Incremental, measured tests to optimize our resource expenditure.
- Nurturing month over month repeat sales growth in current accounts before investing in expansion.
- 50%+ gross margins, and a path to profitability in 2026 (not guaranteed).
- Obsessive commitment to product quality.
- Since launching into retail in 2022, we've tripled our retail velocities. (Units Sold / Store / Week / Sku)

🛒We've proven product market fit in the local natural and specialty channel, outperforming adjacent products on shelf.





Goddess Mousse
Goddess Mousse
Goddess Mousse
SHELFIE - 2023
*at or above category average

🔐Our next milestone is co-manufacturing so we can extend our shelf life, duplicate our local success, and grow our regional distribution.



GO TO MARKET STRATEGY
2023
2024
2025
2026
2027
10 doors
50 doors
117 doors
697 doors
MARKET OF CHOICE
PCC COMMUNITY MARKETS
WHOLE FOODS MARKET
SPROUTS FARMERS MARKET
EREWHON
NEW SEASONS MARKET
NewLeaf Community Markets
NATURAL GROCERS
National Coop Grocers
target
ZUPAN'S MARKETS

💰Once we begin co-manufacturing, we can grow sales!

- Our New Seasons and Market of Choice buyers have requested Goddess Mousse enter all of their locations with our extended shelf life products. Our first commercial production run can supply 35 doors within our current retail accounts. We plan to enter an additional 15 local and specialty independents in 2024.

🌷Our focus in 2025 - 2026 is growing our retail presence in the regional natural channel before national expansion.

- We are entering the market with ultra premium positioning in order to build brand equity with profitable margins and strategic distribution. As our COGS ease with scale, our pricing architecture has the elasticity to adapt into conventional and mass channels.
- Our retail strategy is to win new accounts with performance data that outcompetes competitor products, and earns retailers a higher dollar per inch of shelf space.
- Our marketing strategy thus far has been organically built with in-store demos, farmers markets, and social media. Our future approach will be to partner with retailers on trade and shopper marketing that bring people into the category to discover the brand.

🔮Plant-based dairy and HPP technology unlocks new innovation for fresh protein indulgence.

GODDESS BRAND INNOVATION PLAN
Plant-Based Dairy + Protein Indulgence + HPP Technology


RTD Protein Beverages 2023 Global Market Size
$1.6B
CAGR 7.7%
$2.3B by 2028
Puddings & Gelatin Desserts 2022 Global Market Size
$17.3B
CAGR 3.8%
$25.2B by 2032
Goddess
Goddess
Goddess
(Allied Market Research, 2023). (Mordor Intelligence, 2023)

The potential for the Goddess brand to innovate is clear!

😍Our customers are in love!


OUR CUSTOMERS ARE IN LOVE
OMG so rich, creamy, yet very addicting. One scoop satisfies my chocolate cravings!
Just a spoonful is so satisfying as a lil treat 😍
I'm severely intolerant to milk products. I'm in heaven!🥹💖 Hard to find good desserts that are not made with milk
My stepdad recently had to go vegan due to a heart problem and had to give up most of his favorite treats. I just wanted to let you know he said it was divine!
Your mousse is MAGICAL 😍
Uhhhh so I just had half of the peanut butter mousse and I'm SHOOK! It's sooooooooooo good I just had to tell you right away! Can't wait to try the others and I'm trying to pace myself but DAMN GURL!!! 😌😍😌😍😌
After reading the label, I didn't feel one ounce of guilt for eating the whole jar... 😌🥰🤩
TBH I prefer this mousse to dairy. The flavor is so rich. The texture is so smooth. The health benefits are appreciated.
My new obsession😍!! The texture is every bit of the creamy you crave from a rich decadent mousse without that heavy dairy hangover
AMAZING! Excited to find a sweet replacement for some of the more "unhealthy" sugars I'm trying to cut down on. These are so delicious.
Yooo I'm eating this raspberry mousse and it's melting in my mouth soo yum
I bought some goddess mousse for my vegan and gluten free aunt and it was a hit!! she loved it and I wanted you to know that your innovations bring joy to the world!! 🌀🤎

🌈We are inviting our friends, family, and customers to invest in growing Goddess Mousse!

We believe in democratizing knowledge and building community wealth through innovative products that improve the health of our bodies and planet. It takes a village!

Our achievements thus far have been made possible by the support, advice, and encouragement of our friends, family, and customers.

It only makes sense to share ownership with our earliest believers and continue growing our vision together.


INVESTMENT TIMELINE
Research & Dev. 7%
Marketing 34%
Inventory 14%
SG&A 45%
$124k SAFE
Friends & Family
HPP Research & Dev.
Inventory & Packaging
Marketing, Legal
Co-Manufacturing
HPP Commercialized
50 Day Refrigerated Shelf Life
50 Retail Doors
Local Distribution Density
$450k SAFE
Seed Round
Regional Growth
VP of Sales Hire
Fractional CFO
Marketing
2026 $1mm Revenues
Regional Distribution Density
Path to Profitability
Team
*Projections Cannot Be Guaranteed

We are currently raising up to $124k on Wefunder in order to move into co-manufacturing.

After reaching our first milestone of commercial production, we plan to raise additional growth capital in order to execute regional then national expansion.

💰Investor FAQ

What will my investment be used for?

- Your investment will be allocated towards completing R&D costs, funding inventory and labor for manufacturing, facility expenses, and supporting new regional locations with marketing spend.

What are the terms of the investment?

- We're raising on a **SAFE** (Simple Agreement for Future Equity) with a $2.2mm valuation cap and a 20% discount rate.

What is a SAFE?

- A SAFE is a popular method to invest in super early-stage companies. At its core, it's an agreement – an investor puts money into a startup *today* and both parties agree that, in the *future*, that money can convert into stock.

- The SAFE was created by two women on the **Y Combinator** team in 2013.

How will the shares I receive be determined?

- In this deal, there is both a valuation cap and a discount rate.

- SAFEs convert into shares of the issuer's stock upon a "triggering event," which is usually the company's first priced financing round. For most early-stage companies, that will be a **Series Seed or Series A financing.**

- The conversion price that you will get for the shares will be based on whichever is more favorable for you, the investor: the price implied by the valuation cap or the price implied by the discount rate on the new shares.

What is a valuation cap and discount rate?

- The valuation cap sets the maximum price that the SAFE will convert into equity. The cap favors early investors because it puts a maximum on the investor's eventual price per share– the lower the cap, the lower the price per share, and the more shares an investor expects to own later.

- The valuation cap in the SAFE is not meant to be a true valuation– it's in the contract to ensure early investors are later rewarded for taking a risk on a young company.

- Let's say you invest in a startup using a SAFE with a $2 million cap. If the Series A investors decide that the company is worth $20 million dollars and agree to pay $1/share, then your SAFE will convert as if the price had actually been $2 million. By dividing $20 million by $2 million we get an effective price $0.10/share. That means that you will get 10x as many shares as the Series A investors for the same price.

- The discount rate provides a discount on the share price in the next priced round of financing. If the Series A price per share is $1.00 per share, the SAFE investors with a discount rate of 20% will convert their investment into stock at $0.80 per share.

- When the SAFE converts into priced shares, investors will receive either the valuation cap conversion OR the discount conversion, whichever is better, not both.

How do I receive a return on my investment?

- When the company raises a **priced round** from professional investors, most often venture capitalists, the SAFE converts into stock. At this point, you are a shareholder owning equity, and you earn a return if the value of that stock goes up over time, and you are able to sell it.

- Investors may hold their shares through the entirety of the company's growth journey through acquisition or exit, at which point they can sell their shares at favorable liquidity.

- There is no guarantee that the SAFE will convert into equity or that there will be an acquisition or exit, at which point investors could sell their shares. There is no guarantee you will receive a return on your investment. You should only invest what you can afford to lose.

What's the minimum I can invest?

- The minimum investment amount is $100.

What's the maximum I can invest?

- Everyone can invest up to $2,500. However, you can invest more depending on your net income and net worth. You can view how much you can invest by adding your net worth and net income under "Investor Limits" here: **https://wefunder.com/settings**

Do I have to do anything for Goddess Mousse as an investor?

- Nope! This is a no-obligation opportunity for you to invest. All you'll have to do is invest! We'll keep you updated quarterly on our growth!

When will the money leave my account?

- If you fund your Wefunder Cash account, your funds will move from your account immediately, just like online shopping.

- Once the campaign is closed, your funds are permanently deposited into Goddess Mousse via Wefunder. This is irreversible as confirmed investments cannot be refunded.

- For other questions, please check out **Wefunder's FAQs** or contact support@wefunder.com.

According to our own market research, Goddess Mousse is the first company to create scalable shelf life in fresh desserts with cold pasteurization and the first tofu mousse brand to market. This has not been verified by an independent outside researcher.